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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4 )*

                             Publix Super Markets, Inc.
                     ------------------------------------------
                                (Name of Issuer)

                       Common Stock, Par Value $1.00 Per Share
                     ------------------------------------------
                           (Title of Class of Securities)

                                        None
                                   --------------
                                   (CUSIP Number)

Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 4 Pages


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                                  SCHEDULE 13G

CUSIP No.    None                                         Page  2  of  4  Pages
          ----------                                           ---    ---



1        Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

         Nancy E. Jenkins     ###-##-####

2        Check the Appropriate Box if A Member of a Group*

                                                                     (a) ---

                                                                     (b) ---

3        SEC Use Only

4        Citizenship or Place of Organization

         United States

Number of
Shares                     5     Sole Voting Power               14,638,789
Beneficially
Owned By                   6     Shared Voting Power
Each
Reporting                  7     Sole Dispositive Power          14,638,789
Person
With                       8     Shared Dispositive Power


9        Aggregate Amount Beneficially Owned by Each Reporting Person

         14,638,789

10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*




11       Percent of Class Represented by Amount in Row 9

         6.78%

12       Type of Reporting Person*

         IN


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Continuation of Schedule 13G                                  Page 3 of 4 Pages
-------------------------------------------------------------------------------

This statement is the fourth amendment to a statement on Schedule 13G filed with the Securities and Exchange Commission on February 10, 1993, by
Nancy E. Jenkins.




Item 4.  Ownership.
------------------

As of December 31, 1999, the Filing Person was the "beneficial owner", as that term is defined under Rule 13d-3 under the Securities Act of 1934, of a total of 14,638,789 shares of the Company's common stock or approximately 6.78% of the total outstanding shares of the Company's common stock. The filing person has sole voting and sole dispositive power of 12,488,252 shares owned directly and sole voting and sole dispositive power of 2,150,537 shares owned by the NEJ Grantor Retained Annuity Trust, of which the reporting person is sole Trustee.

Changes that have occurred since the filing of the third amendment in the total number of shares of common stock are the result of 64,516 shares gifted by the filing person to an Irrevocable Trust for her daughter, Mary Margaret Jenkins.


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Continuation of Schedule 13G                                  Page 4 of 4 Pages
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                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Schedule is true, complete and correct.

                                                      /s/ Nancy E. Jenkins
                                                      -------------------------
                                                      Nancy E. Jenkins

Date:  February 11, 2000